SEC Form 4/A
FORM 4 [ ] Check this box if no longer subject to Section 16. Form 4 or Form 5 obligations may continue. See Instruction 1(b).
UNITED STATES SECURITIES AND EXCHANGE COMMISSION
Washington, D.C.  20549

STATEMENT OF CHANGES IN BENEFICIAL OWNERSHIP

Filed pursuant to Section 16(a) of the Securities Exchange Act of 1934, Section 17(a) of the Public Utility
Holding Company Act of 1935 or Section 30(f) of the Investment Company Act of 1940
OMB APPROVAL OMB Number: 3235-0287 Expires: December 31, 2001 Estimated average burden hours per response. . . . . 0.5
1. Name and Address of Reporting Person* Van Houten, Jr., G. David (Last) (First) (Middle) 6011 Lemmon Avenue (Street) Dallas, TX 75209 (City) (State) (Zip) USA	2. Issuer Name and Ticker or Trading Symbol Coca-Cola Enterprises Inc. CCE 3. I.R.S. Identification Number of Reporting Person, if an entity (voluntary)	4. Statement for (Month/Year) January 2002 5. If Amendment, Date of Original (Month/Year) 02/08/2002	6. Relationship of Reporting Person(s) to Issuer
(Check all applicable)

                        Director                           10% Owner
           X          Officer                             Other

Officer/Other
Description           Executive Vice President and President, North American Group
7. Individual or Joint/Group
    Filing (Check Applicable Line)

X   Individual Filing
Joint/Group Filing
Table I - Non-Derivative Securities Acquired, Disposed of, or Beneficially Owned
1. Title of Security (Instr. 3)	2. Transaction Date (Month/Day/Year)	3. Transaction Code and Voluntary Code (Instr. 8) Code | V	4. Securities Acquired (A) or Disposed (D) Of (Instr. 3, 4, and 5) Amount | A/D | Price	5. Amount of Securities Beneficially Owned at End of Month (Instr. 3 and 4)	6. Owner- ship Form: Direct(D) or Indirect (I) (Instr. 4)	7. Nature of Indirect Beneficial Ownership (Instr. 4)
Common Stock	02/14/1999	M (1) |	9,932 | A | $5.345		D
Common Stock	02/14/1999	F (1) |	9,932 | D | $32.344		D
Common Stock	10/24/2001	J (2) |	135,000 | D |		D
Common Stock	10/26/2001	M |	16,917 | A | (3)		D
Common Stock	12/17/2001 (4)	A |	20,000 | A (5) |	198,622	D
Common Stock				56,607	I	By 401(k) and Supplement MESIP

Reminder: Report on a separate line for each class of securities beneficially owned directly or indirectly.
* If the form is filed by more than one reporting person, see Instruction 4(b)(v).

(over)
SEC 1474 (3-99)

Van Houten, Jr., G. David - January 2002
Form 4 (continued)
Table II - Derivative Securities Acquired, Disposed of, or Beneficially Owned (e.g., puts, calls, warrants, options, convertible securities)
1. Title of Derivative Security (Instr. 3)	2. Conver- sion or Exercise Price of Deri- vative Security	3. Transaction Date (Month/ Day/ Year)	4. Transaction Code and Voluntary (V) Code (Instr.8) Code | V	5. Number of Derivative Securities Acquired (A) or Disposed (D) Of (Instr. 3,4 and 5)	6. Date Exercisable(DE) and Expiration Date(ED) (Month/Day/Year) (DE) | (ED)	7. Title and Amount of Underlying Securities (Instr. 3 and 4)	8. Price of Derivative Security (Instr.5)	9. Number of Derivative Securities Beneficially Owned at End of Month (Instr.4)	10. Owner- ship Form of Deriv- ative Security: Direct (D) or Indirect (I)	11. Nature of Indirect Beneficial Ownership (Instr.4)
1989 Stock Option (right to buy)	$5.345	02/14/1999	M |	(D) 60,000	02/14/1990 | 02/15/1999	Common Stock - 60,000	$32.344	0	D
Deferred Phantom Share Unit	1 for 1	02/14/1999	M |	(A) 50,068	(1) | (1)	Common Stock - 50,068			D
Deferred Phantom Share Unit	1 for 1	10/26/2001	M |	(D) 16,917	(1) | (1)	Common Stock - 16,917		33,151	D
Phantom Share Units-Restricted Stock Deferral Plan	1 for 1	10/24/2001	M |	(A) 135,000	(2) | (2)	Common Stock - 135,000		135,000	D

Explanation of Responses :

** Intentional misstatements or omissions of facts constitute Federal Criminal Violations.
        See 18 U.S.C. 1001 and 15 U.S.C. 78ff(a).

Note:   File three copies of this Form, one of which must be manually signed. If space is insufficient,
            See Instruction 6 for procedure.

Potential persons who are to respond to the collection of information contained in this form are not
required to respond unless the form displays a currently valid OMB number.	________________________________ 03-13-2002 ** Signature of Reporting Person Date E. Liston Bishop III, Attorney-in-Fact for G. David Van Houten, Jr. Page 2 SEC 1474 (3-99)

Van Houten, Jr., G. David - January 2002
Form 4 (continued)
FOOTNOTE Descriptions for Coca-Cola Enterprises Inc. CCE

Form 4 - January 2002

G. David Van Houten, Jr.
6011 Lemmon Avenue

Dallas, TX 75209
Explanation of responses:

 (1)   The reporting person elected to defer receipt of 173,100 shares of common stock issuable upon exercise of his options, resulting in the accrual to his account of 173,100 shares of phantom stock. Prior to the exercise date, Participants may elect distribution of shares to commence after termination of employment or upon reaching a certain age.
(2)   Filer elected to defer receipt of vested restricted shares under the Restricted Stock Deferral Plan (effective 1/1/2001). Prior to the exercise date, Filer may elect distribution of shares to commence after termination of employment or upon reaching a certain age.
(3)   Received upon conversion of an equal number of phantom shares.
(4)   Amended to correct date of grant.
(5)   2002 Restricted Stock Award

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